TSX-V: MAD	OTCBB: MRDDF	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

PLAN OF OPERATION PERMIT RECEIVED AT

 MIRANDA’S RED CANYON PROJECT

Vancouver, BC, Canada – July 27, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that its exploration funding partner at Red Canyon, Montezuma Mines Inc. ("Montezuma"), a wholly owned subsidiary of CMQ Resources Inc. (TSX-V:NV), has received approval of the Red Canyon Exploration Plan of Operations (“PoO”) from the Bureau of Land Management in Nevada.  Now that the permit and bond have been approved, the 2011 drill program can proceed and Montezuma plans to begin drilling at Red Canyon in August.  This Phase I reverse circulation drill campaign will consist of approximately 6,000 - 8,000 ft (1,830 – 2,440 m) in seven holes.

Phase I drilling will focus on a 1,660-ft long southeast-trending fault corridor in a portion of the Ice target zone.  The northwest end of this corridor is at core hole MR09-05C and the southeast end at reverse circulation hole MR10-01.  This corridor has not previously been drill tested.

Drill Hole	Intercept-ft	Length-ft	oz Au/t	Length-m	g Au/t
MR09-05C	0 – 130	119 (11 ft no sample)	0.152	36.3	5.25
includes	56 – 95	39	0.281	11.9	9.64
MR10-01	775 – 795	20	0.050	6.1	1.714
	965 - 985	20	0.086	6.1	2.949

The current drill program will follow up on Montezuma’s eight hole, 11,260 ft (3,433 m) reverse-circulation drill program conducted in 2010 which included vertical hole MR10-01.

All data disclosed in this press release have been reviewed by Vice President of Exploration, Joe Hebert, a Qualified Person as defined by National Instrument 43-101.

Project Details

The Red Canyon project in Eureka County, Nevada, includes 254 unpatented lode mining claims (7.9 square miles / 20.6 square kilometers) on the Battle Mountain-Eureka Trend and adjoins U.S. Gold's Tonkin Springs property to the west.  The project covers an erosional "window" that exposes hydrothermally altered and brecciated lower-plate carbonate rocks that are age equivalent to the rocks hosting the Cortez Hills gold deposit.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Gold Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.